Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On May 31, 2023, the Company completed the subscription for 85% of the issued and outstanding shares of Alpha Mind Technology Limited (“Alpha Mind”), at a total consideration of $99,650,000, consisting of $92,650,000 in cash and $7.0 million in the form of a convertible promissory note (the “Share Subscription”).

We refer the acquired company, Alpha Mind as “the acquired company”, and the corresponding transactions collectively as “Acquisition”.

The following unaudited pro forma combined financial information of the Company and the acquired company is presented to illustrate the estimated effects of the Acquisition described below (“Adjustments” or “Pro Forma Adjustments”).

The unaudited pro forma combined balance sheet as of December 31, 2022 combines the historical consolidated balance sheet of the Company and the consolidated balance sheet of the acquired company, after giving effect to the Acquisition as if it had occurred on December 31, 2022. The unaudited pro forma statement of operations for the year ended December 31, 2022 combines the historical consolidated statement of comprehensive loss of the Company and the consolidated statement of profit or loss and other comprehensive income or loss of the acquired company, after giving effect to the Acquisition as if it had occurred on January 1, 2022. These unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations are referred to collectively as the “pro forma financial information.”

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of the Company and the acquired companies:

(i) audited consolidated financial statements as of and for the fiscal year ended December 31, 2022 and the related notes included in the annual report on Form 20-F for the year ended December 31, 2022 filed by the Company; and

(ii) audited consolidated financial statements of Alpha Mind as of and for the year ended December 31, 2022 and the related notes included as Exhibit 99.1 to this Current Report on Form 6-K filed August 29, 2023.

Unaudited Pro Forma Combined Balance Sheet

	As of December 31, 2022
	MMTEC Historical	Alpha Mind Historical	Pro Forma Adjustments for Acquisitions	Note	Pro Forma Combined
	US$	US$	US$		US$
ASSETS
Current assets:
Cash and cash equivalents	3,825,477	341,743	-		4,167,220
Accounts receivable, net	295,683	2,892,960	-		3,188,643
Loan receivable, net	4,620,824	-	-		4,620,824
Security deposits - current	8,274	-	-		8,274
Prepaid expenses and other current assets	172,205	-	1,564,835	A	1,737,040
Prepayments	-	1,412,266	(1,412,266)	A	-
Other receivables, net	-	52,011	(52,011)	A	-
Short-term investment	-	273,182	-		273,182
Other current assets	-	100,558	(100,558)	A	-
Deferred offering cost	112,748	-	-		112,748
Total current assets	9,035,211	5,072,720	-		14,107,931

Non-current assets:
Restricted Cash- noncurrent	-	717,916	-		717,916
Security deposit - noncurrent	140,746	-	-		140,746
Property and equipment, net	184,423	68,541	-		252,964
Deposit for business acquisition	1,000,000	-	-		1,000,000
Operating lease right-of-use asset	1,055,127	-	-		1,055,127
Deferred tax assets		25,360	-		25,360
Intangible assets, net	-	-	5,500,959	B	5,500,959
Goodwill	-	-	109,368,955	B	109,368,955
Total non-current assets	2,380,296	811,817	114,869,914		118,062,027
TOTAL ASSETS	11,415,507	5,884,537	114,869,914		132,169,958

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	2,496,587	-		2,496,587
Salary payable	372,980	65,709	-		438,689
Accrued liabilities and other payables	395,352	-	796,970	A	1,192,322
Other payables	-	796,970	(796,970)	A	-
Taxes payable	-	154,585	-		154,585
Advance from customer	-	5,306	-		5,306
Operating lease liabilities, current	405,591	-	-		405,591
Total current liabilities	1,173,923	3,519,157	-		4,693,080

Non-current liabilities:
Accrued liabilities, noncurrent	209,250	-	-		209,250
Long term debt	-	-	99,650,00	B	99,650,00
Operating lease liabilities, noncurrent	647,983	-	-		647,983
Total non-current liabilities	857,233	-	99,650,00		100,507,233
TOTAL LIABILITIES	2,031,156	3,519,157	99,650,00		105,200,313

Shareholders’ Equity:
Common shares	51,451	50,000	(50,000)	B	51,451
Subscription receivable	-	(50,000)	50,000	B	-
Additional paid-in capital	31,727,407	8,649,321	(8,649,321)	B	31,727,407
Accumulated deficit and statutory reserve	(22,253,030)	(5,636,318)	5,636,318	B	(22,253,030)
Accumulated other comprehensive income	(141,477)	(647,623)	647,623	B	(141,477)
Total MMTEC shareholders’ equity	9,384,351	2,365,380	(2,365,380)		9,384,351
Noncontrolling interests	-	-	17,585,294		17,585,294
Total shareholders’ equity	9,384,351	2,365,380	15,219,914		26,969,645
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,415,507	5,884,537	114,869,914		132,169,958

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

Unaudited Pro Forma Combined Statements of Operations

	For the year ended December 31, 2022
	MMTEC Historical	Alpha Mind Historical	Pro Forma Adjustments for Acquisitions	Note	Pro Forma Combined
	US$	US$	US$		US$
Revenue	1,099,133	47,443,458	-		48,542,591

Cost of revenue	231,084	43,775,753	-		44,006,837

Gross profit	868,049	3,667,705	-		4,535,754

Operating expenses
Selling and marketing	1,007,652	3,380,556	-		4,388,208
General and administrative	5,753,012	1,632,336	-		7,385,348
Total operating expenses	6,760,664	5,012,892	-		11,773,556

Loss from operations	(5,892,615)	(1,345,187)	-		(7,237,802)

Other income (expense)
Interest income	94,372	18,559	-		112,931
Interest expense	-	(13,266)	-		(13,266)
Other income, net	6,366	818,372	-		824,738
Foreign currency transaction gain (loss)	146,501	-	-		146,501
Total Other income (expense)	247,239	823,665	-		1,070,904

Loss before income taxes	(5,645,376)	(521,522)	-		(6,166,898)

Income taxes		(4,047)	-		(4,047)

Net loss	(5,645,376)	(525,569)	-		(6,170,945)
Less: net (loss) income attributable to noncontrolling interests			(78,835)	C	(78,835)
Net loss attributable to MMTEC	(5,645,376)	(525,569)	78,835		(6,092,110)

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(184,885)	(237,820)			(422,705)
Total other comprehensive (loss) income	(5,830,261)	(763,389)			(6,593,650)

Comprehensive loss	(5,830,261)	(763,389)			(6,593,650)
Less: Comprehensive (loss) income attributable to noncontrolling interests			(35,673)	C	(35,673)
Comprehensive loss attributable to MMTEC	(5,830,261)	(763,389)	35,673		(6,557,977)

Weighted average number of common shares outstanding:
Basic	3,497,109				3,497,109
Diluted	3,497,109				3,497,109

Losses per share attributable to MMTEC-Basic and Diluted
Net loss	-1.61				-1.61

The accompanying notes are an integral part of these unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The pro forma financial information was prepared in conformity with Article 11 of Regulation S-X. The pro forma financial information for acquisitions was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, “Business Combinations” (“ASC 805”) and was derived from the audited historical financial statements of the Company and the acquired company.

The pro forma financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statement of comprehensive loss or consolidated balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the Company’s future financial position or results of operations following the completion of the Acquisition.

The Company is still in the process of performing a full review of the acquired companies’ accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

2. Consideration and Purchase Price

Consideration and Purchase Price of Alpha Mind

Before the Share Subscription, the Company previously held nil shares of Alpha Mind and the ownership of Alpha Mind was nil. On May 31, 2023, the Company completed the subscription for 85% of the issued and outstanding shares of Alpha Mind, at a total consideration of $99,650,000, consisting of $92,650,000 in cash and $7.0 million in the form of a convertible promissory note. The Company’s ownership of Alpha Mind thereby increased to 85.0%.

The following table presents the calculation of preliminary purchase consideration:

USD
Purchase price at acquisition close on May 31, 2023	99,650,000
Fair value of non-controlling shareholders	17,585,294
Total allocated purchase price	117,235,294

The allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Acquisition, the actual amounts eventually recorded in accordance with the acquisition method of accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

3. The allocation of the purchase price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisition occurred on December 31, 2022.

Preliminary purchase price allocation of Alpha Mind

RMB
Assets
Cash and cash equivalents	341,743
Accounts receivable, net	2,892,960
Prepayments	1,412,266
Other receivables, net	52,011
Short-term investment	273,182
Other current assets	100,558
Restricted Cash- non-current	717,916
Property and equipment, net	68,541
Deferred tax assets	25,360
Intangible assets, net	5,500,959
Goodwill	109,368,955
120,754,451
Liabilities
Accounts payables	2,496,587
Salary payable	65,709
Other payables	796,970
Taxes payable	154,585
Advance from customer	5,306
3,519,157
Total allocated purchase price	117,235,294

The business combination accounting is not yet final and the amounts assigned to the assets acquired and the liabilities assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

4. Pro Forma Adjustments for Acquisitions

A. Reflects the adjustments to conform the accounting and presentation of assets and liabilities to the accounting and presentation of the Company.

B. Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired companies’ net assets balances in accordance with the acquisition method of accounting.

C. Reflects the adjustments provided on net loss attributable to the non-controlling interest and comprehensive loss attributable to non-controlling interest based on the net loss and comprehensive loss of Alpha Mind and the percentage of ownership of the non-controlling interest.

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